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SEC FILE NUMBER
000-24149

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
CIB Marine Bancshares, Inc.

Full Name of Registrant
Central Illinois Bancorp Inc. (until 1999-08-27)

Former Name if Applicable
N27 W24025 Paul Court

Address of Principal Executive Office (Street and Number)
Pewaukee, Wisconsin 53072

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of regular examinations of certain of its subsidiary banks by state and federal banking regulators in 2003, the registrant engaged in an extensive review of the adequacy of its allowance for loan losses, certain credit quality issues, and related matters. This review resulted in a substantial delay in the completion of the audit of the financial statements and the filing of the registrant’s Form 10-K for the periods ended December 31, 2003, 2004, and 2005. The Form 10-K for the period ended December 31, 2003 was filed on October 31, 2005. The audits of the financial statements and filing of the Form 10-K for the periods ended December 31, 2004 and 2005 have not yet been completed. Accordingly, the registrant is unable to file until it completes the audit of its financial statements for the years ended December 31, 2004 and 2005, and files all reports which are due and have not yet been filed with the Commission.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven T. Klitzing	(262)	695-6010
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As of the date hereof, the registrant has not filed its quarterly report for the quarters ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004, its annual report for its fiscal year ended December 31, 2004, its quarterly report for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, its annual report for its fiscal year ended December 31, 2005, and its quarterly report for the quarters ended March 31, 2006 and June 30, 2006. Forms 12b-25 with respect to such reports were filed on November 14, 2003 (and subsequently amended on November 17, 2003), May 10, 2004, August 9, 2004, November 9, 2004, March 16, 2005, May 10, 2005, August 10, 2005, November 9, 2005, March 31, 2006, July 5, 2006, and August 14, 2006, respectively.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has not yet filed its Quarterly Report on Form 10-Q for the corresponding period in 2005. Accordingly, the registrant cannot make a reasonable estimate of the change in results of operations at this time as the results of operations for both of these periods are still under review. The registrant anticipates that there will be a significant decrease in fed funds sold, securities, loans, total assets, deposits, stockholders’ equity, and short-term and long-term borrowings as a result of the registrant’s liquidity and asset management strategies. The registrant also expects a significant decrease in salaries and benefits expense, equipment and occupancy expense, and an increase in the provision for loan losses, gain on sale of assets (as a result of the sale of branch facilities) and professional services expense.

CIB Marine Bancshares, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Steven T. Klitzing
Executive Vice President and CFO